Invesco ETFs
3500 Lacey Road, Suite 700
Downers Grove, IL 60515

October 4, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: DeCarlo McLaren

Re:	Invesco Exchange-Traded Fund Trust II

File Nos. 333-138490; 811-21977

Responses to Comments on Post-Effective Amendment No. 780

Dear Mr. McLaren:

This letter responds to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), which you conveyed to us via telephone on August 6, 2021, regarding Post-Effective Amendment No. 780 to the registration statement (the “Amendment”) under the Securities Act of 1933, as amended (the “1933 Act”), of Invesco Exchange-Traded Fund Trust II (the “Registrant”), which is also Post-Effective Amendment No. 781 to the Trust’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”). The Amendment was filed with the SEC on June 21, 2021 to register two new series of the Registrant called the Invesco ESG NASDAQ 100 ETF and Invesco ESG NASDAQ Next Gen 100 ETF (the “Funds,” with each, a “Fund”). For your convenience, each of your comments, as we understand them, is repeated below with the Registrant’s responses immediately following. Where revised disclosure from the Amendment is included in a response, we have marked the new disclosure in bold below to show those changes. Defined terms used below have the same meanings as in the Amendment.

We also hereby confirm that all outstanding and/or bracketed information in the Amendment will be incorporated in a subsequent post-effective amendment, and that such amendment also will reflect all changes discussed in this letter. Where comments to one Fund apply to both Funds, we confirm that we will make corresponding changes throughout registration statement.

U.S. Securities and Exchange Commission

Mr. DeCarlo McLaren

October 4, 2021

1.	Comment:	Each Fund contains the term “ESG” in its name, and each Fund’s investment objective is to seek to track the investment results (before fees and expenses) of its respective Underlying Index. The Staff notes that the term “ESG” refers to a type of investment and therefore is subject to an 80% investment policy pursuant to Rule 35d-1 under the 1940 Act (the “Names Rule”). Please revise the disclosure so it more closely tracks the requirement of the Names Rule. For example, in its “Principal Investment Strategies” section, each Fund states that it generally will invest 90% of its total assets in securities of the Underlying Index. Please revise that disclosure to adhere to the Names Rule (i.e., state that, under normal circumstances, the Fund will invest at least 80% of its net assets, including any borrowings for investment purposes, rather than total assets). Further, please explain the Underlying Indexes’ definition of ESG and their criteria in more detail, including whether there are specific areas of focus in an Underlying Index (e.g., does an Underlying Index focus more on any of the “E” or “S” or “G” features, or some combination of them).

	Response:	For the reasons set forth below, the Registrant respectfully notes that it disagrees with the Staff’s conclusion that “ESG” is subject to the Names Rule, and as a consequence does not believe either Fund is required to adopt an 80% policy.

The Registrant notes that Section 35(d) of the 1940 Act prohibits a registered investment company from using a name that the SEC finds by rule, regulation, or order to be materially deceptive or misleading. Rule 35d-1 under the 1940 Act was adopted pursuant to this statutory authority. By its terms, the Names Rule governs only a finite, enumerated group of names. In particular, Rule 35d-1(a)(2) under the 1940 Act states (as pertinent here) that a fund with a name suggesting that the fund focuses its investments in a particular type of investment or investments must adopt a policy to invest at least 80% of its net assets, plus borrowings for investment purposes, in the particular type of investment or investments suggested by the fund’s name.

The Registrant believes that with respect to the phrase “particular type of investment or investments,” the Names Rule is referring to specific investment instruments, such as stocks, bonds, funds, derivatives, etc., each of which has its own general set of features, risk factors and ways in which funds may invest. When referring to a “type of investment,” the adopting release for the Names Rule (Investment Company Act Release No. 24828 (Jan. 17, 2001) (“Adopting Release”) specifically refers to the types of securities in a fund name that would be subject to the Names Rule (e.g., an investment company that calls itself the ABC Stock Fund or the XYZ Bond Fund). The Adopting Release noted that, as proposed, Rule 35d-1 would in fact have referred to “a particular type of security,” but this proposed wording was modified to a reference to “a particular type of investment” in order to permit use of “a synthetic instrument” that had economic characteristics similar to securities. Furthermore, the Adopting Release clearly notes that terms such as “value” or “growth” are names that “connote types of investment strategies as opposed to types of investments” and are thus not subject to the Names Rule. The Registrant believes the term “ESG,” as used in each Fund’s name, does not identify a type of investment, but rather indicates that such Fund employs an investment strategy that analyzes the ESG characteristics of the issuers of investments in its portfolio.

U.S. Securities and Exchange Commission

Mr. DeCarlo McLaren

October 4, 2021

Further, the Registrant notes that the SEC itself has tacitly acknowledged that the term ESG does not on its face implicate the Names Rule: in 2020, the SEC published a request for public comment on Rule 35d-1, in which the SEC noted that some in the industry appear to treat inclusion of “ESG” in a fund’s name as a type of investment (which is subject to the Names Rule), while others appear to treat “ESG” as an investment strategy (to which the Names Rule does not apply), and then sought comments as to whether “the Names Rule [should] apply to terms such as ‘ESG’ or ‘sustainable’ that reflect certain qualitative characteristics of an investment.” (See Request for Comment on Fund Names, Investment Company Act Release No. 33809 (March 2, 2020), available at https://www.sec.gov/rules/other/2020/ic-33809.pdf.). If – as the Staff states – the term ESG is already subject to the Names Rule, then why did the SEC feel it necessary to solicit public comment as to whether the Names Rule should apply to the term “ESG”? If the matter is as unquestionable as the Staff appears to indicate, then there would be no need for the SEC to question it. The Registrant believes that the Name Rule does not include ESG.

Finally, with respect to the Staff’s comment to further explain the Underlying Indexes’ definition and criteria of ESG, please see the revised disclosure as set forth in response to comment no. 2, below.

2.	Comment:	The Staff notes that each Fund’s “Principal Investment Strategies” section states the following:

In order to satisfy the Index Provider’s ESG criteria, a security issuer must not be involved in certain specific business activities, such as alcohol, cannabis, controversial weapons, gambling, military weapons, nuclear power, oil & gas, and tobacco, based on revenue or percentage of revenue thresholds for certain categories of businesses and categorical exclusions for others. (emphasis added)

(a)   With respect to the phrase “certain specific business activities,” please state supplementally if the list included in the disclosure is an exhaustive list. If not, please explain why certain criteria are not disclosed.

(b)   With respect to the phrase beginning “based on revenue or percentage of revenue thresholds,” please revise the second half of the cited sentence to clarify if there are any categories that result in the outright exclusion of the issuer from the Underlying Index, or if all of such categories (e.g., alcohol, cannabis, controversial weapons, gambling, etc.) are based on revenue or percentage of revenue thresholds.

	Response:	Pursuant to the methodology of each Underlying Index, engagement by a company in certain business activities is categorically prohibited, and any engagement in such activities will render the company ineligible for inclusion in the Underlying Index. However, the Underlying Indexes permit a de minimis

U.S. Securities and Exchange Commission

Mr. DeCarlo McLaren

October 4, 2021

exposure to other types of business activities; an issuer may still be eligible for inclusion in an Underlying Index if it owns less than 10% of another company that engages in such business activities, or if it derives less than 5% of its revenue from such business activities. We have revised the disclosure to distinguish between, and disclose examples of, categorically prohibited activities and activities with a permitted de minimis revenue/ownership test. The revised “Principal Investment Strategies” disclosure for each Fund’s summary prospectus is set forth in Appendix A.

3.	Comment:	The Staff notes that each Fund’s “Principal Investment Strategies” section states that an issuer “must meet the Index Provider’s business controversy level requirements.” Please explain in further detail the Index Provider’s business controversy level requirements.

	Response:	The controversy level requirements, as set forth in the Underlying Index’s methodology, have been described in the revised disclosure contained in Appendix A.

4.	Comment:	The Staff notes that each Fund’s “Principal Investment Strategies” section states that an issuer “must have an ESG Risk Rating Score that meets the Index Provider’s requirements for inclusion in the Underlying Index.” Please define or explain the ESG Risk Rating Score and what it should indicate to investors. For example, does a high Risk Rating Score mean that the issuer is close to 100% in environmental sustainability and governance business activities? Can an issuer have a high Risk Rating Score by only satisfying only one of the ESG criteria (such as “E”)? Conversely, does a low Risk Rating Score mean that an issuer met none or just one of the E, S or G criteria?

	Response:	The ESG Risk Rating Score, which is developed by a third-party data provider, is derived from an assessment of multiple industry-specific factors, including factors specific to E, S and G criteria. We have revised the disclosure to explain the assessment process and to indicate what the specific risk rating score represents and how the Underlying Index incorporates such scores into its eligibility criteria. The revised disclosure is set forth in Appendix A.

5.	Comment:	In each Fund’s “Principal Investment Strategies” section, please describe the due diligence practices that the Index Provider undertakes in applying screening criteria to companies. This disclosure should include what underlying data is reviewed to determine whether an issuer meets its ESG criteria, as well as the sources of such data. For example, please disclose whether the Index Provider (i) directly engages with portfolio companies to better understand their ESG risks and practices, (ii) reviews third-party scoring or data, and/or (iii) conducts research using other types of information from outside sources.

	Response:	The Index Provider utilizes the research of a third-party data provider in determining if an issuer meets the ESG criteria of an Underlying Index. The revised disclosure set forth in Appendix A includes discussion of that data provider, as well as the sources of information it utilizes in conducting its assessment of issuers’ ESG ratings.

U.S. Securities and Exchange Commission

Mr. DeCarlo McLaren

October 4, 2021

6.	Comment:	Please provide a completed fee table and expense example for each Fund, as required by Item 3 of Form N-1A. Please also confirm that any fees associated with creation and redemption activity are not reflected in such fee table and example.

	Response:	A completed fee table and expense example for each Fund is contained in Appendix B to this letter. We confirm that the fee tables and examples do not reflect fees associated with creation or redemption activity.

7.	Comment:	In the “Principal Investment Strategies” section of each Fund’s summary prospectus, the Staff notes that the disclosure includes reference to the number of constituents within the Underlying Index, as well as the market capitalization ranges of those constituents. Please clarify the weighting of the components in each Underlying Index. (For example, will each security be weighted equally?) Also, please disclose how often an Underlying Index will be rebalanced and reconstituted, and whether the corresponding Fund will follow this schedule.

	Response:	With respect to the Staff’s comment to clarifying the weighting methodology of the Underlying Index, we have added the following disclosure to the summary prospectus of each Fund:

The Underlying Index is calculated under a “modified ESG Risk Rating Score-adjusted market capitalization-weighted” methodology, where constituents’ weightings are calculated and adjusted based on a formula that considers such constituents’ ESG Risk Rating Score and market capitalization. The Fund employs a “full replication” methodology in seeking to track the Underlying Index, meaning that the Fund generally invests in all of the securities comprising the Underlying Index in proportion to their weightings in the Underlying Index.

With respect to the Staff’s comment to disclose in the summary prospectus how often each Underlying Index and Fund will be rebalanced and reconstituted, we have considered the Staff’s request and respectfully decline to make any changes at this time. While the rebalance schedule for an Underlying Index may be of importance to investors, we do not believe it constitutes a principal investment strategy of its respective Fund, and consequently is neither required nor permitted in the summary portion of the prospectus. Therefore, consistent with Form N-1A’s requirements, we respectfully decline to include that information in the Funds’ summary prospectuses. Nevertheless, we note that each Fund includes such disclosure in the statutory portion of its prospectus, in the section “Additional Information About the Fund’s Strategies and Risks—[Nasdaq-100 ESG Index/Nasdaq Next Generation 100 ESG Index].”

8.	Comment:	The section of the Invesco ESG NASDAQ 100 ETF’s statutory prospectus titled “Additional Information About the Fund’s Strategies and Risks” contains disclosure stating that ADRs representing securities of non-U.S. issuers are eligible for inclusion in the Underlying Index. Please disclose the risks relating to investments in foreign issuers and in foreign securities in the “Principal Risks of Investing in the Fund” section of the Fund’s summary prospectus.

U.S. Securities and Exchange Commission

Mr. DeCarlo McLaren

October 4, 2021

	Response:	We have considered the Staff’s comment and respectfully decline to make any changes at this time. While the Invesco ESG NASDAQ 100 ETF’s Underlying Index may include securities of non-U.S. companies in accordance with its methodology, such securities are not a material component of the Underlying Index: as of September 20, 2021, such securities represented only 3.64% of the value of the Underlying Index. Given that securities of non-U.S. companies currently comprise a small percentage of the Underlying Index, the Registrant believes that the risk relating to the Invesco ESG NASDAQ 100 ETF’s investments in foreign issuers and in foreign securities is not a principal risk of the Fund and thus is more appropriately disclosed as an additional, non-principal risk of the Fund. The Registrant likewise notes that the Invesco ESG NASDAQ 100 ETF’s statutory prospectus already discloses such risks under the section “Additional Information About the Fund’s Strategies and Risks—Additional Risks of Investing in the Fund—Foreign Investment Risk.”

9.	Comment:	The Staff notes that each Fund’s “Principal Investment Strategies” section states that security types generally eligible for inclusion in the Parent Index include common stocks, ordinary shares, tracking stocks, shares of beneficial interest, and limited partnership interests, as well as ADRs that represent securities of non-U.S. issuers. It is unclear what ordinary shares, tracking stocks and shares of beneficial interest are, as well as how they differ from each other and from common stocks. Please revise this disclosure for clarity by using plain English.

	Response:	We have revised the disclosure in the summary portion of each Fund’s prospectus to reflect the Underlying Index methodology and to clarify the disclosure in accordance with the Staff’s request. The amended disclosure is set forth in Appendix A.

In addition, we have made corresponding revisions in the statutory portion of each Fund’s prospectus, as shown below:

Security types generally eligible for inclusion in the Parent Index are common stocks~~, ordinary shares,~~ and tracking stocks (which are a separate class of common stock whose value is linked to a specific business unit or operating division within a larger company and which is designed to “track” the performance of such business unit or division) of companies located in the United States~~, shares of beneficial interest, and limited partnership interests~~, as well as ADRs that represent securities of non-U.S. issuers.

10.	Comment:	Consider disclosing the risks associated with using third-party data providers, such as data availability and accuracy, as well as that scores can vary across providers and within industries from the same provider.

U.S. Securities and Exchange Commission

Mr. DeCarlo McLaren

October 4, 2021

	Response:	Since each Fund is a passively-managed, index-tracking fund, it does not directly rely on third-party data providers for ESG ratings. Rather, the Funds’ Index Provider relies on a third-party data provider to determine the eligibility of constituents for each Underlying Index. The Registrant’s exposure is solely through the tracking of the Underlying Index. Accordingly, the Registrant believes that each Underlying Index does not present additional risks with respect to the use of third- party data providers compared to other index-based ETFs. In addition, we note that each Fund specifically discloses the risk of errors in the Index Provider’s index data in the section captioned “Additional Information About the Fund’s Strategies and Risks—Additional Risks of Investing in the Fund—Index Provider Risk.”

11.	Comment:	Please disclose if a Fund or its Underlying Index will be concentrated in any industry or group of industries, and please include corresponding risk disclosure relating to such concentration.

	Response:	We note that, as disclosed in its registration statement, each Fund will concentrate its investments in securities of issuers in any one industry or group of industries only to the extent that its Underlying Index so concentrates in that industry or group of industries. We also confirm that, as of September 20, 2021, each Fund’s Underlying Index was concentrated in the technology industry. Accordingly, we have revised the “Concentration Policy” section of each Fund’s summary prospectus to reflect this concentration. We have also added corresponding risk disclosure in the section “Principal Risks of Investing in the Fund” in each Fund’s summary and statutory prospectus, as set forth below:

Summary prospectus:

Technology Industry Risk. Factors such as the failure to obtain, or delays in obtaining, financing or regulatory approval, intense competition, product compatibility, consumer preferences, corporate capital expenditure, rapid obsolescence, competition from alternative technologies, and research and development of new products may significantly affect the market value of securities of issuers in the technology industry.

Statutory prospectus:

Technology Industry Risk. Companies in the technology industry may be adversely affected by the failure to obtain, or delays in obtaining, financing or regulatory approval, intense competition, both domestically and internationally, product compatibility, consumer preferences, corporate capital expenditure, rapid obsolescence and competition for the services of qualified personnel. Companies in the technology sector also face competition or potential competition with numerous alternative technologies. In addition, the highly competitive technology sector may cause the prices for these products and services to decline in the future.

Technology companies may have limited product lines, markets, financial resources or personnel. Companies in the technology industry are heavily dependent on patent and intellectual property rights. The loss or impairment of these rights may adversely affect the profitability of these companies.

U.S. Securities and Exchange Commission

Mr. DeCarlo McLaren

October 4, 2021

The technology industry is subject to rapid and significant changes in technology that are evidenced by the increasing pace of technological upgrades, evolving industry standards, ongoing improvements in the capacity and quality of digital technology, shorter development cycles for new products and enhancements, developments in emerging wireless transmission technologies and changes in customer requirements and preferences. The success of sector participants depends substantially on the timely and successful introduction of new products.

12.	Comment:	In the section of each Fund’s statutory prospectus titled “Additional Information About the Fund’s Strategies and Risks,” the disclosure states: “Satisfaction of each component of the ESG criteria is measured by a third-party research provider.” Given that the Funds intend to use a third-party data provider, in the “Principal Investment Strategies” section of the summary prospectus, please identify the third-party data provider a Fund intends to use, or alternatively identify the primary third-party provider if a Fund intends to use multiple third-party providers. Please also briefly summarize the criteria and methodology expected to be used by the third-party provider or providers in generating a ESG Risk Rating Score.

	Response:	We note that, as a threshold matter, the Registrant will not be using a third-party research provider; rather, the Index Provider will be using such third-party research provider. We have revised each Fund’s summary prospectus to incorporate the information requested by the Staff and to clarify the relationship between the Index Provider and the third-party research provider. The amended disclosure is contained in Appendix A.

13.	Comment:	In the section of each Fund’s statutory prospectus titled “Additional Information About the Fund’s Strategies and Risks,” the disclosure describes the rebalancing process of the Underlying Index, noting that it is rebalanced quarterly in March, June, September, and December, as well as describes how the Fund is rebalanced. Please include a summary of this discussion in each Fund’s summary prospectus.

	Response:	As noted in response to comment no. 7, each Fund already includes such disclosure in the statutory portion of its prospectus, and the Registrant does not believe it constitutes a principal investment strategy of the Funds, such that it would be either required or permitted to be included in a Fund’s summary prospectus. As such, the Registrant respectfully declines the Staff’s request.

14.	Comment:	Please clarify if the risks disclosed in the section titled “Additional Information About the Fund’s Strategies and Risks—Additional Risks of Investing in the Fund” are principal or non-principal risks of the Funds.

	Response:	We confirm that the section “—Additional Risks of Investing in the Fund” discloses risks that the Registrant considers to be non-principal risks of the Funds.

U.S. Securities and Exchange Commission

Mr. DeCarlo McLaren

October 4, 2021

15.	Comment:	For Invesco ESG NASDAQ 100 ETF, please confirm that “Foreign Investment Risk” is a non-principal risk, as suggested by its placement under the section “Additional Risks of Investing in the Fund.”

	Response:	As noted in response to comment no. 8 above, we confirm that “Foreign Investment Risk” is a non-principal risk of Invesco ESG NASDAQ 100 ETF.

16.	Comment:	Please clarify in the Funds’ disclosure how the two Underlying Indexes and the Funds differ from one another. Further, please explain what makes the Invesco ESG NASDAQ Next Gen 100 ETF and the Nasdaq Next Generation 100 ESG Index® “next gen.” The Staff notes that the disclosure in the Funds’ prospectuses, including the descriptions of the Underlying Indexes, is similar.

	Response:	Both Underlying Indexes are maintained by Nasdaq and have similar methodologies relating to eligibility criteria, rebalancing and reconstitution. In addition, both Underlying Indexes consist of relatively large domestic and international non-financial companies listed on The Nasdaq Stock Market LLC that also meet the Index Provider’s ESG criteria. However, the Underlying Indexes (and consequently, the Funds) differ in the selection of constituents. Specifically, and as already disclosed in the Funds’ prospectuses, the Parent Index of the Nasdaq-100 ESG Index includes securities of 100 of the largest domestic and international non-financial companies listed on The Nasdaq Stock Market LLC based on market capitalization. Conversely, and also disclosed in the prospectus, the Parent Index of the Nasdaq Next Generation 100 ESG Index contains securities that the Index Provider consider to be the “next generation” of Nasdaq-listed non-financial companies; that is, the largest 100 domestic and international non-financial companies listed on The Nasdaq Stock Market LLC outside of (i.e., other than) those in the Nasdaq-100 Index, based on market capitalization. Because the registration statement for each Fund already contains disclosure explaining their respective investment strategies and the methodologies of their respective Underlying Index, we respectfully decline to revise the disclosure.

17.	Comment:	The Funds should disclose, where appropriate, how each Fund will approach relevant ESG proxy issues for their portfolio companies. Alternatively, the Funds should explain supplementally in correspondence to the Staff why they believe such disclosure is not required.

	Response:	The Funds vote proxies consistent with their proxy voting policy, which delegates voting responsibility to the Adviser. The Adviser’s proxy voting policies consider a number of factors when evaluating ESG-related shareholder proposals. Consistent with Item 17(f) of Form N-1A, each Fund provides a copy of those proxy voting policies at Appendix A to its SAI. Such policies are titled “Invesco’s Policy Statement on Global Corporate Governance and Proxy Voting,” and address specifically, at section I.A, Invesco’s commitment to environmental, social and governance investment stewardship and proxy voting, and at section III.E, “Environmental, Social and Governance Risk Oversight.” Accordingly, the Registrant believes that such disclosure is already contained in the registration statement and that no additional disclosure is required.

U.S. Securities and Exchange Commission

Mr. DeCarlo McLaren

October 4, 2021

*         *         *          *

We believe that this information responds to all of your comments. Should you have any questions regarding these matters, please call me at (630) 684-5902 or Mark Greer at (312) 964-3505.

Sincerely,

/s/ Anita De Frank
Anita De Frank Counsel

cc:	Adam Henkel, Esq.

Eric Purple, Esq.

Alan Goldberg, Esq.

Mark Greer, Esq.

APPENDIX A

Invesco ESG NASDAQ 100 ETF – “Principal Investment Strategies” section of summary prospectus

The Fund generally will invest at least 90% of its total assets in the securities that comprise the Underlying Index.

Strictly in accordance with its guidelines and mandated procedures, Nasdaq, Inc. (“Nasdaq” or the “Index Provider”) compiles, maintains and calculates the Underlying Index, which is designed to measure the performance of companies included in the Nasdaq-100 Index (the “Parent Index”) that also meet the Index Provider’s environmental, social and governance (“ESG”) criteria. The Parent Index includes securities of 100 of the largest domestic and international non-financial companies listed on The Nasdaq Stock Market LLC based on market capitalization. Security types generally eligible for inclusion in the Parent Index are common stocks and, ~~ordinary shares,~~ tracking stocks of companies located in the United States, ~~shares of beneficial interest, and limited partnership interests,~~ as well as American Depositary Receipts (“ADRs”) that represent securities of non-U.S. issuers.

The Parent Index reflects companies from all major sectors, except for companies that are classified as “financials” according to the Industry Classification Benchmark (“ICB”) ~~(i.e., it excludes companies under ICB Industry Code 8000)~~. Companies organized as real estate investment trusts are not eligible for inclusion in the Parent Index.

Companies that are included in the Parent Index are evaluated for inclusion in the Underlying Index on the basis of the Index Provider’s ESG criteria, which considers a company’s (i) ~~their~~ business activities, (ii) business controversy levels and ESG risk ratings, and (iii) adherence to the principles of the United Nations (“UN”) Global Compact. ~~which make up the Index Provider’s ESG criteria.~~

~~In order to satisfy the Index Provider’s ESG criteria, a security issuer must not be involved in certain specific business activities, such as alcohol, cannabis, controversial weapons, gambling, military weapons, nuclear power, oil & gas, and tobacco, based on revenue or percentage of revenue thresholds for certain categories of businesses and categorical exclusions for others. Additionally, an issuer must be deemed compliant with the principles of the United Nations Global Compact, must meet the Index Provider’s business controversy level requirements, and must have an ESG Risk Rating Score that meets the Index Provider’s requirements for inclusion in the Underlying Index. All securities included in the Parent Index that also meet the ESG criteria are included in the Underlying Index.~~

The Underlying Index employs negative screens to exclude securities of companies with business activities that do not meet the eligibility criteria for the Underlying Index. Such screens rely on information from Sustainalytics, a globally-recognized independent provider of ESG research, ratings, and data. Companies’ business activities are distinguished between categories with absolute prohibitions (which do not allow any involvement by a company in a certain business activity) and categories that permit a de minimis amount of a certain business activity (generally, permitting a company to derive less than 5% of its revenues from, or to own less than 10% of another company that engages in, such activity). Pursuant to the Underlying Index methodology, prohibited business activities include:

•	Arctic oil and gas exploration

•	Cannabis development or cultivation

•	Controversial weapons

•	Military weapon manufacturing

•	Oil sands extraction

•	Riot protection equipment and riot control weapon manufacturing

•	Shale energy exploration or production

•	Assault weapons and small arms manufacturing

•	Tobacco product manufacturing

Categories that permit de minimis business activity based on revenue or ownership include:

•	Adult entertainment

•	Alcoholic beverage production, distribution or sale

•	Cannabis distribution

•	Gambling

•	Nuclear power production

•	Oil and gas exploration, production, refining, transportation, or storage

•	Assault weapons or small arms distribution

•	Extracting, or generating electricity from, thermal coal

•	Tobacco product distribution

The Index Provider also utilizes information from Sustainalytics to determine issuers’ business controversy levels and ESG Risk Rating Score. Sustainalytics reviews corporate filings and public disclosures to assess a company’s ESG profile. The ESG Risk Rating Score is designed to measure the magnitude of a company’s unmanaged ESG risk. Companies are assigned risk scores ranging from 0 (indicating that ESG risks have been fully managed) to 100 (indicating the highest level of unmanaged ESG risk), and the Index Provider excludes companies with an ESG risk rating of 40 or higher (i.e., a “severe risk” rating) from the Underlying Index. Sustainalytics also monitors companies for controversies pertaining to ESG and assesses incidents in terms of their level of impact on the environment and society and the related risk to the company itself. Such events are scored on a scale from 1 (low impact) to 5 (severe impact), depending on the reputational risk to the company and potential impact on stakeholders. The Index Provider excludes companies with a controversy rating higher than 4 from the Underlying Index.

Additionally, eligible issuers must be deemed compliant with the principles of the UN Global Compact. The UN Global Compact is an arrangement by which companies voluntarily and publicly commit to a set of principles drawn from key UN Conventions and Declarations. The principles of the UN Global Compact represent a set of values that the UN believes responsible businesses should incorporate into their operations in order to meet fundamental responsibilities in the areas of human rights, labor, the environment, and anti-corruption.

All securities included in the Parent Index that also meet the ESG criteria are included in the Underlying Index. As of ~~[ ]~~August 31, 2021, the Underlying Index was comprised of ~~[ ]~~95 constituents with market capitalizations ranging from $~~[ ]~~16.7 billion to $~~[ ]~~2.5 trillion.

The Underlying Index is calculated under a “modified ESG Risk Rating Score-adjusted market capitalization-weighted” methodology, where constituents’ weightings are calculated and adjusted based on a formula that considers such constituents’ ESG Risk Rating Score and market capitalization. The Fund employs a “full replication” methodology in seeking to track the Underlying Index, meaning that the Fund generally invests in all of the securities comprising the Underlying Index in proportion to their weightings in the Underlying Index.

The Fund is “non-diversified” and therefore is not required to meet certain diversification requirements under the Investment Company Act of 1940, as amended (the “1940 Act”).

Invesco ESG NASDAQ Next Gen 100 ETF – “Principal Investment Strategies” section of summary prospectus

The Fund generally will invest at least 90% of its total assets in the securities that comprise the Underlying Index.

Strictly in accordance with its guidelines and mandated procedures, Nasdaq, Inc. (“Nasdaq” or the “Index Provider”) compiles, maintains and calculates the Underlying Index, which is designed to measure the performance of companies included in the Nasdaq Next Generation 100 Index (the “Parent Index”) that also meet the Index Provider’s environmental, social and governance (“ESG”) criteria. The Parent Index is comprised of securities of the next generation of Nasdaq-listed non-financial companies; that is, the largest 100 Nasdaq-listed companies outside of the Nasdaq-100 Index® (the “Nasdaq-100”) based on market capitalization.

To be eligible for inclusion in the Parent Index, a security must meet the existing eligibility criteria of the Nasdaq-100, an index that measures the performance of 100 of the largest domestic and international non-financial companies by market capitalization on The Nasdaq Stock Market LLC. Securities meeting the Nasdaq-100 eligibility criteria are ranked by market capitalization, with the largest 100 securities not currently in the Nasdaq-100 selected for inclusion in the Parent Index. Security types generally eligible for inclusion in the Parent Index are common stocks and ~~, ordinary shares,~~ tracking stocks of companies located in the United States, ~~shares of beneficial interest, and limited partnership interests,~~ as well as American Depositary Receipts (“ADRs”) that represent securities of non-U.S. issuers. The Parent Index reflects companies from all major sectors, except for companies that are classified as “financials” according to the Industry Classification Benchmark (“ICB”) ~~(i.e., it excludes companies under ICB Industry Code 8000)~~. Companies organized as real estate investment trusts are not eligible for inclusion in the Parent Index.

Companies that are included in the Parent Index are evaluated for inclusion in the Underlying Index on the basis of the Index Provider’s ESG criteria, which considers a company’s (i) ~~their~~ business activities, (ii) business controversy levels and ESG risk ratings, and (iii) adherence to the principles of the United Nations (“UN”) Global Compact. ~~which make up the Index Provider’s ESG criteria.~~

~~In order to satisfy the Index Provider’s ESG criteria, a security issuer must not be involved in certain specific business activities, such as alcohol, cannabis, controversial weapons, gambling, military weapons, nuclear power, oil & gas, and tobacco, based on revenue or percentage of revenue thresholds for certain categories of businesses and categorical exclusions for others. Additionally, an issuer must be deemed compliant with the principles of the United Nations Global Compact, must meet the Index Provider’s business controversy level requirements, and must have an ESG Risk Rating Score that meets the Index Provider’s requirements for inclusion in the Underlying Index. All securities included in the Parent Index that also meet the ESG criteria are included in the Underlying Index.~~

The Underlying Index employs negative screens to exclude securities of companies with business activities that do not meet the eligibility criteria for the Underlying Index. Such screens rely on information from Sustainalytics, a globally-recognized independent provider of ESG research, ratings, and data. Companies’ business activities are distinguished between categories with absolute prohibitions (which do not allow any involvement by a company in a certain business activity) and categories that permit a de minimis amount of a certain business activity (generally, permitting a company to derive less than 5% of its revenues from, or to own less than 10% of another company that engages in, such activity). Pursuant to the Underlying Index methodology, prohibited business activities include:

•	Arctic oil and gas exploration

•	Cannabis development or cultivation

•	Controversial weapons

•	Military weapon manufacturing

•	Oil sands extraction

•	Riot protection equipment and riot control weapon manufacturing

•	Shale energy exploration or production

•	Assault weapons and small arms manufacturing

•	Tobacco product manufacturing

Categories that permit de minimis business activity based on revenue or ownership include:

•	Adult entertainment

•	Alcoholic beverage production, distribution or sale

•	Cannabis distribution

•	Gambling

•	Nuclear power production

•	Oil and gas exploration, production, refining, transportation, or storage

•	Assault weapons or small arms distribution

•	Extracting, or generating electricity from, thermal coal

•	Tobacco product distribution

The Index Provider also utilizes information from Sustainalytics to determine issuers’ business controversy levels and ESG Risk Rating Score. Sustainalytics reviews corporate filings and public disclosures to assess a company’s ESG profile. The ESG Risk Rating Score is designed to measure the magnitude of a company’s unmanaged ESG risk. Companies are assigned risk scores ranging from 0 (indicating that ESG risks have been fully managed) to 100 (indicating the highest level of unmanaged ESG risk), and the Index Provider excludes companies with an ESG risk rating of 40 or higher (i.e., a “severe risk” rating) from the Underlying Index. Sustainalytics also monitors companies for controversies pertaining to ESG and assesses incidents in terms of their level of impact on the environment and society and the related risk to the company itself. Such events are scored on a scale from 1 (low impact) to 5 (severe impact), depending on the reputational risk to the company and potential impact on stakeholders. The Index Provider excludes companies with a controversy rating higher than 4 from the Underlying Index.

Additionally, eligible issuers must be deemed compliant with the principles of the UN Global Compact. The UN Global Compact is an arrangement by which companies voluntarily and publicly commit to a set of principles drawn from key UN Conventions and Declarations. The principles of the UN Global Compact represent a set of values that the UN believes responsible businesses should incorporate into their operations in order to meet fundamental responsibilities in the areas of human rights, labor, the environment, and anti-corruption.

All securities included in the Parent Index that also meet the ESG criteria are included in the Underlying Index. As of ~~[ ]~~August 31, 2021, the Underlying Index was comprised of ~~[ ]~~92 constituents with market capitalizations ranging from $~~[ ]~~5.4 billion to $~~[ ]~~180.6 billion.

The Underlying Index is calculated under a “modified ESG Risk Rating Score-adjusted market capitalization-weighted” methodology, where constituents’ weightings are calculated and adjusted based on a formula that considers such constituents’ ESG Risk Rating Score and market capitalization. The Fund employs a “full replication” methodology in seeking to track the Underlying Index, meaning that the Fund generally invests in all of the securities comprising the Underlying Index in proportion to their weightings in the Underlying Index.

The Fund is “non-diversified” and therefore is not required to meet certain diversification requirements under the Investment Company Act of 1940, as amended (the “1940 Act”).

APPENDIX B

Invesco ESG NASDAQ 100 ETF

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.20%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.20%
(1) “Other Expenses” are based on estimated amounts for the current fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. This example does not include the brokerage commissions that investors may pay to buy and sell Shares. Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:

1 Year	3 Years
$20	$64

Invesco ESG NASDAQ Next Gen 100 ETF

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.20%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.20%
(1) “Other Expenses” are based on estimated amounts for the current fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. This example does not include the brokerage commissions that investors may pay to buy and sell Shares. Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:

1 Year	3 Years
$20	$64